Tuesday, 19 August 2014

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that application has been made to the Financial Conduct Authority for 34,588,265 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2013/14 final dividend, payable on 20 August 2014.  Dealings are expected to commence on 20 August 2014 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 33,408,770 ordinary shares are to be issued at a price of 836.10 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 222,232 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$70.1362 and 13,667 ADRs are to be issued under the US Employee Stock Purchase Plan at a price of US$59.6158, representing 1,179,495 ordinary shares (including fractional entitlements).

Contact: David Whincup (020 7004 3209)